Exhibit 4.27

FIFTH SUPPLEMENTAL INDENTURE

This FIFTH SUPPLEMENTAL INDENTURE (this “Fifth Supplemental Indenture”), dated as of August 22, 2015, among Gevo, Inc., a company duly incorporated and existing under the laws of Delaware, United States of America, and having its principal executive office at 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112 as Issuer (the “Company”), the guarantors listed on the signature page hereof (each, a “Guarantor” and, collectively, the “Guarantors”), Wilmington Savings Fund Society, FSB, as Trustee (in such capacity, the “Trustee”), Wilmington Savings Fund Society, FSB, as Collateral Trustee (in such capacity, the “Collateral Trustee”), and WB Gevo, Ltd., as the holder of 100% of the aggregate principal amount of the outstanding Notes and the “Requisite Holder” under the Indenture (as defined below) (solely in its capacity as a Holder that constitutes the Requisite Holders under the Indenture as of the date hereof, the “Requisite Holder” and, solely in its capacity as the holder of 100% of the aggregate principal amount of the outstanding Notes, the “Sole Holder”).  Capitalized terms used herein without definition have the meanings given in the Indenture.

RECITALS

WHEREAS, the Company, Guarantors, the Trustee, and the Collateral Trustee have heretofore executed and delivered an indenture, dated as of June 6, 2014 (as amended, restated, supplemented or otherwise modified by that certain First Supplemental Indenture dated as of July 31, 2014 (“First Supplemental Indenture”), that certain Second Supplemental Indenture and First Amendment to Pledge and Security Agreement dated as of January 28, 2015 (“Second Supplemental Indenture”), that certain Third Supplemental Indenture dated as of May 13, 2015 (“Third Supplemental Indenture”), that certain Fourth Supplemental Indenture dated as of June 1, 2015 (“Fourth Supplemental Indenture”), and as further amended, restated, supplemented or otherwise modified by this Fifth Supplemental Indenture, the “Indenture”), providing for the issuance by the Company of 10.0% Convertible Senior Secured Notes due 2017;

WHEREAS, Section 14.02 of the Indenture provides, among other things, that the Company, the Guarantors and the Trustee may, with the consent of the requisite percentage of Holders set forth therein, enter into an indenture or indentures supplemental thereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders under the Indenture;

WHEREAS, the Company has requested that the Requisite Holder consent to (a) the  exchange from time to time of all or any portion of the 2012 Notes for  Common Stock issued by the Company at an exchange price that is at par or at a discount to par (and regardless of whether such exchange is on the same conversion terms provided in the 2012 Indenture or not) and (b) the Company’s execution, delivery, and performance of that certain patent cross-license agreement by and between Butamax Advanced Biofuels LLC (“Licensee”) and Company (the “License Agreement”), an execution draft of which was delivered to Holders’s outside counsel, Brown Rudnick LLP (“BR”), at 3:36 p.m. (ET) on  the date hereof (the “Draft License Agreement”), whereby, pursuant to the terms and subject to the conditions set forth therein, Company intends to, among other things, license certain of its Intellectual Property to Licensee, and the Requisite Holder has agreed to consent to the execution, delivery and performance of the License Agreement by the Company (collectively, the “Butamax Arrangements”) subject to the terms and conditions hereof; and

WHEREAS, the Company has requested that the Trustee and Collateral Trustee enter into this Fifth Supplemental Indenture, and with the consent of the Sole Holder, the Trustee and Collateral Trustee have agreed to enter into this Fifth Supplemental Indenture on the terms set forth below.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors, the

Trustee, Collateral Trustee, Requisite Holder and the Sole Holder hereby covenant and agree as follows:

AGREEMENT

1.(a) Consent to Exchange/Conversion Terms of 2012 Notes.  Notwithstanding any term or provision in the Indenture or any other Indenture Document to the contrary, the Requisite Holder hereby (a) consents, effective as of the date hereof, to any exchange from time to time of all or any portion of the 2012 Notes for  Common Stock issued by the Company at an exchange price that is at par or at a discount to par (and regardless of whether such exchange is on the same conversion terms provided in the 2012 Indenture or not) and (b) agrees that Company is not required to receive any cash consideration in connection with any such exchange of 2012 Notes.

(b) Consent to the Transaction.    Notwithstanding any term or provision in the Indenture or any other Indenture Document to the contrary, the Requisite Holder hereby (i) consents, effective as of the date hereof, to the execution,  delivery, and performance of the License Agreement and the Transaction (as defined below), including, without limitation, the license of certain of its Intellectual Property to Licensee pursuant to the terms thereof, so long as (x) the License Agreement is on terms and conditions consistent with the terms and conditions specified in the Draft License Agreement or as modified, waived, amended, or supplemented from time to time so long as such modifications (taken as a whole) are not adverse to the Trustee, Collateral Trustee and the Holders, (y) substantially concurrently with or prior to the execution and delivery of the License Agreement, Company and Licensee shall enter into the settlement agreement on terms and conditions consistent in all respects with the terms and conditions specified in the draft of that certain settlement agreement delivered to BR at 6:00 p.m. (ET) on August 21, 2015  (the “Settlement Agreement”, together with the Butamax Arrangements, collectively, the “Transaction”) and (z) the License Agreement and Settlement Agreement, each, is fully executed and effective within sixty (60) days after the date hereof and (ii) agrees that the Company’s obligations to make royalty payments under the License Agreement shall not constitute Indebtedness.

2.Effectiveness; Amendments to Indenture.  This Fifth Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Company, the Guarantors, the Trustee, the Collateral Trustee and the Sole Holder.

3.Amendments.

(a)Section 4.33 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 4.33 Restricted Payments

No Credit Party shall make any Restricted Payments except: (i) any Subsidiary of the Company may pay cash Dividends to the Company or any wholly owned Subsidiary of the Company, (ii) if any Subsidiary of the Company is not a wholly owned Subsidiary of the Company, such Subsidiary may pay cash Dividends to its shareholders generally so long as the Company or its Subsidiary which owns the equity interest or interests in the Subsidiary paying such Dividends receives at least its proportionate share thereof (based upon its relative holdings of Equity Interests in the Subsidiary paying such Dividends and taking into account the relative preferences, if any, of the various classes of Equity Interests in such Subsidiary), (iii) Credit Parties may make regularly scheduled payments under the TriplePoint Loan Documents, as in effect on the Closing Date, and other payments on the obligations under the TriplePoint Loan Documents, in each case so long as such payments are permitted at such time under the terms of the Subordination Agreement, (iv) regularly scheduled interest payments and other payments are

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permitted, if permitted by the applicable subordination agreement governing such Indebtedness, (v) any Credit Party may make repurchases of Equity Interests deemed to occur upon the exercise, conversion or exchange of stock options, warrants, other rights to purchase Equity Interests or other convertible or exchangeable securities if such Equity Interests represent all or a portion of the exercise price therefor (but expressly excluding any exchange of convertible notes for Common Stock or other Equity Interests issued by the Company other than on the conversion terms set forth in such convertible notes (and/or any indenture pursuant to which such convertible notes were issued) (in the case of the convertible notes existing on the Term Loan Closing Date, as such terms are in effect on the Term Loan Closing Date) and including, for the avoidance of doubt, the making of payments (whether in cash or stock) required in connection therewith in accordance with such terms unless either (A) both (x) such exchange is deemed to be an at or above market exchange or conversion and (y) the Company receives cash consideration equaling at least $5,000,000 in connection with such exchange (in addition to the discharge or cancellation of the convertible notes in question) or (B) such exchange is made in compliance with clause (xiv) of this Section 4.33); (vi) cash payments in lieu of issuing fractional shares are permitted; (vii) Restricted Payments required in connection with (a) the exercise of warrants, (b) the conversion of convertible Indebtedness, and (c) any Inducement Cash Fee, in each case,  to the extent that such conversion is for Equity Interests of the Company (and does not involve any cash payments other than in regards to the cash payment of Inducement Cash Fees and cash payments made in lieu of issuing fractional shares or payment obligations required under the terms of the 2013 Warrants, 2014 Warrants, 2015 Warrants, or 2015 Additional Warrants); (viii) the making of any Restricted Payment (other than Restricted Payments of the type referenced in clause (a)(x) of the definition of Restricted Payments set forth herein) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Capital Stock of the Company (other than Disqualified Equity Interests) or from the substantially concurrent contribution of common equity capital to the Company are permitted; (ix) distributions for the sole purpose of allowing the Company or the Guarantors to make distributions to current or former employees, officers, or directors (or any spouses, ex-spouses, or estates of any of the foregoing) of the Company or any Credit Party, solely in the form of forgiveness of Indebtedness of such Persons owing to the Company or any other Credit Party on account of redemptions or repurchases of the Equity Interests of the Company or any other Credit Party held by such Persons up to an aggregate amount of $1,000,000 in any given calendar year are permitted; (x) the redemption, defeasance, repurchase or other acquisition or retirement of subordinated debt of a Credit Party made in exchange for, or out of the substantially concurrent sale of, new subordinated indebtedness qualifying as a Permitted Refinancing are permitted; (xi) payments of up to $500,000 in the aggregate per year made by the Company or any other Credit Party in respect of withholding or similar taxes payable upon exercise of Equity Interests by, or vesting of any Equity Interests held by, any future, present or former employee, officer or director of the Company or any other Credit Party are permitted; (xii) cash payments payable on account of the 2013 Warrants in effect on the date hereof, the 2014 Warrants in effect as of the 2014 Warrant Issuance Date, the 2015 Warrants in effect as of the 2015 Warrant Issuance Date, the 2015 Additional Warrants in effect as of the 2015 Additional Warrant Issuance Date,  Inducement Cash Fees, and the cashless exercise of options and warrants in accordance with their terms; (xiii) payments on, or purchases, redemptions, defeasances or other acquisitions of, Indebtedness of any of the Credit Parties that is contractually subordinated to the Obligations, in each case, from the proceeds of a Permitted Refinancing thereof; and (xiv) any

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Credit Party may exchange any convertible debt securities or convertible notes issued pursuant to the terms of that certain Indenture, dated as of July 5, 2012, between the Company and Wells Fargo Bank, National Association, as trustee and that certain First Supplemental Indenture, dated as of July 5, 2012, to the Indenture dated as of July 5, 2012, by and among the Company and Wells Fargo Bank, National Association, as trustee, for Common Stock issued by the Company at an exchange price that is at par or at a discount to par (and regardless of whether such exchange is on the same conversion terms provided in such convertible notes and/or indenture) (for the avoidance of doubt, nothing in this Section 4.33 shall permit the exchange of convertible notes for Common Stock or other Equity Interests issued by the Company other than on the conversion terms set forth in such convertible notes (and/or any indenture pursuant to which such convertible notes were issued) (in the case of the convertible notes existing on the Term Loan Closing Date, as such terms are in effect on the Term Loan Closing Date) unless, in each case, either  (A) both (x) such exchange is at a conversion price which is deemed to be an at or above market (as defined in Nasdaq listing requirements) exchange or conversion and (y) the Company receives cash consideration equaling at least $5,000,000 in connection with such exchange (in addition to the discharge or cancellation of the convertible notes in question) or (B) such exchange is otherwise permitted by clause (xiv) of this Section 4.33).

(b)Section 4.45 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 4.45 Optional Prepayments of Debt.

No Credit Party shall optionally prepay, redeem, purchase, defease or otherwise optionally satisfy prior to the scheduled maturity thereof in any manner any Indebtedness (other than Restricted Payments, which shall be subject to Section 4.33), except (a) the prepayment of the loans made by the lenders to the Company under the Credit Agreement in accordance with the terms of the Credit Agreement, (b) regularly scheduled or required or mandatory repayments, redemptions, conversions or prepayments of any Indebtedness that is permitted under Section 4.30, (c) prepayments with proceeds of any Permitted Refinancing, (d) so long as no Event of Default exists or would result therefrom, any other prepayments of Indebtedness permitted under Section 4.30, (e) conversion of convertible notes for Common Stock or other Equity Interests issued by the Company on the terms set forth in such convertible notes (and/or any indenture pursuant to which such convertible notes were issued) (in the case of the convertible notes existing on the Term Loan Closing Date, as such terms are in effect on the Term Loan Closing Date) and including, for the avoidance of doubt, the making of payments (whether in cash or stock) required in connection therewith in accordance with such terms, (f) any exchange of convertible notes for Common Stock or other Equity Interests issued by the Company other than on the conversion terms set forth in such convertible notes (and/or any indenture pursuant to which such convertible notes were issued) (in the case of the convertible notes existing on the Term Loan Closing Date, as such terms are in effect on the Term Loan Closing Date) and including, for the avoidance of doubt, the making of payments (whether in cash or Common Stock) required in connection therewith in accordance with such terms, in each case, provided that (x) such exchange is deemed to be an at or above market exchange or conversion and (y) the Company receives cash consideration equaling at least $5,000,000 in connection with such exchange (in addition to the discharge or cancellation of the convertible notes in question), and (g) any exchange of convertible debt securities or convertible notes permitted pursuant to Section 4.33(xiv).”

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4.Representations and Warranties.  Company hereby represents and warrants to Requisite Holder that (x) the Settlement Agreement is desirable, in Company’s business judgment, for the continued efficient and profitable operation of the business of the Credit Parties, (y) the execution, delivery, and performance of the Settlement Agreement is not reasonably likely to cause a Material Adverse Change and (z) the execution, delivery, and performance of the License Agreement and the Butamax Arrangements, would not reasonably be expected to cause a Material Adverse Change.  Failure of any representation and warranty in this Section 4 to be true and accurate in all respects shall constitute an Event of Default under the Indenture without notice or grace.

5.Indenture Supplemented; Ratification of Indenture.  This Fifth Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.  Except as specifically modified herein, the Indenture, as amended, restated, supplemented or otherwise modified by the First Supplemental Indenture, the Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture and this Fifth Supplemental Indenture, and the Notes, are in all respects ratified and confirmed, and shall remain in full force and effect in accordance with their terms.

6.Consent of Sole Holder.  Pursuant to Sections 1.04 and 14.02 of the Indenture, by its signature below, the Sole Holder hereby consents, effective as of the date hereof, to the entry into this Fifth Supplemental Indenture by the Company, the Guarantors, the Trustee and the Collateral Trustee and to the amendments to the Indenture set forth in Sections 1 and 3 of this Fifth Supplemental Indenture.

7.Trustee and Collateral Trustee.  Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee and the Collateral Trustee by reason of this Fifth Supplemental Indenture.  This Fifth Supplemental Indenture is executed and accepted by the Trustee and the Collateral Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.  The Trustee and the Collateral Trustee make no representation or warranty as to the validity or sufficiency of this Fifth Supplemental Indenture.  Additionally, the Trustee and the Collateral Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company and the Guarantors, and the Trustee and the Collateral Trustee make no representation with respect to any such matters.

8.Guarantors.  Each Guarantor, for value received, hereby expressly acknowledges and agrees to the Company’s execution and delivery of the First Supplemental Indenture, the Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture and this Fifth Supplemental Indenture, to the performance by the Company of its agreements and obligations hereunder and thereunder and to the consents, amendments and waivers set forth herein and therein.  The First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, Fourth Supplemental Indenture and this Fifth Supplemental Indenture, the performance or consummation of any transaction or matter contemplated under the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, Fourth Supplemental Indenture and this Fifth Supplemental Indenture and all consents, amendments and waivers set forth herein and therein, shall not limit, restrict, extinguish or otherwise impair any Guarantor’s liability to the Trustee, the Collateral Trustee or the Holders with respect to the payment and other performance obligations of such Guarantor pursuant to the Guaranteed Obligations.  Each Guarantor hereby ratifies, confirms and approves its Guaranteed Obligations and acknowledges that it is unconditionally liable to the Trustee, the Collateral Trustee and the Holders for the full and timely payment of the Guaranteed Obligations (on a joint and several basis with the other Guarantors).  Each Guarantor hereby acknowledges that it has no defenses, counterclaims or set-offs with respect to the full and timely payment of any or all Guaranteed Obligations as of the date hereof.

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9.Costs and Expenses.  The Company shall pay the reasonable costs and expenses actually incurred by the Trustee, the Collateral Trustee, and the Requisite Holder in connection with the preparation, negotiation, and/or review of this Fifth Supplemental Indenture and the agreements, documents, and/or instruments executed and/or delivered in connection therewith, including without limitation all of the Trustee’s, the Collateral Trustee’s and the Requisite Holder’s reasonable out-of-pocket legal fees incurred in connection therewith for which the Company has received an invoice, which invoice shall provide reasonably detailed documentation of such costs and expenses, in each case, within fifteen days after written demand for such payment (accompanied by the invoice in question), which may be in the form of an email (accompanied by the invoice in question) by the Trustee, the Collateral Trustee, the Requisite Holder or any of their respective counsel, as applicable.

10.Release.  In consideration of the benefits provided to each of the Credit Parties under this Fifth Supplemental Indenture, each of the Credit Parties hereby agrees as follows:

(a)The Credit Parties, for themselves and on behalf of their respective successors and assigns, do hereby release, acquit and forever discharge the Trustee, the Collateral Trustee, the Requisite Holder and the Sole Holder, and the respective past or present officers, directors, attorneys, affiliates, employees and agents of the Trustee, the Collateral Trustee, the Requisite Holder and the Sole Holder, and each of their respective successors and assigns, from any and all claims, demands, obligations, liabilities, causes of action, offsets, damages, costs or expenses, of every type, kind or nature, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, including any claims that the Credit Parties and their respective successors, counsel and advisors may in the future discover they would have now had if they had known facts not now known to them, whether founded in contract, in tort or pursuant to any other theory of liability, that each of the Credit Parties now has or may acquire against any one or more of them, arising out of events or transactions which occurred on or before the date hereof (each a “Released Claim” and collectively, the “Released Claims”), including without limitation, those Released Claims arising out of or connected with the transactions arising under or related to any of the Indenture Documents.

(b)The provisions, waivers and releases set forth in this Section are binding upon the Credit Parties and their respective assigns and successors in interest.  The provisions, waivers and releases of this Section shall inure to the benefit of the Trustee, the Collateral Trustee, the Requisite Holder and the Sole Holder and each of their respective agents, employees, officers, directors, assigns and successors in interest.  The Credit Parties warrant and represent that they are the sole and lawful owner of all right, title and interest in and to all of the claims released hereby and they have not heretofore voluntarily, by operation of law or otherwise, assigned or transferred or purported to assign or transfer to any person any such claim or any portion thereof.  Each of the Credit Parties shall indemnify and hold harmless the Trustee, the Collateral Trustee, the Requisite Holder and the Sole Holder from and against any claim, demand, damage, debt and liability (including payment of attorneys’ fees and costs actually incurred whether or not litigation is commenced) based on or arising out of any such assignment or transfer.  The provisions of this Section shall survive the date hereof.  Nothing herein is or should be construed to be a release of claims against the Credit Parties or a satisfaction of any Indebtedness.

11.Governing Law. THIS FIFTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (OR, TO THE EXTENT REQUIRED, THE LAW OF THE JURISDICTION IN WHICH THE COLLATERAL IS LOCATED), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

12.Multiple Originals. The parties may sign any number of copies of this Fifth Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Fifth Supplemental Indenture. Delivery of an executed counterpart by facsimile or PDF shall be as effective as delivery of a manually executed counterpart thereof.

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13.Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS FIFTH SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED THEREBY.

14.Consent to Jurisdiction. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any competent New York State court or federal court of the United States sitting in the State and City of New York, County of New York and Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Fifth Supplemental Indenture or the Notes, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such state court sitting in the State and City of New York, County of New York and Borough of Manhattan or, to the extent permitted by law, in such federal court sitting in the State and City of New York, County of New York and Borough of Manhattan.

Each of the Parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action proceeding arising out of or relating to this Fifth Supplemental Indenture or the Notes in any such New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

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IN WITNESS WHEREOF, the undersigned has caused this Fifth Supplemental Indenture to be executed and delivered as of the date first above written.

COMPANY:
GEVO, INC.
By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer

GUARANTORS:
AGRI-ENERGY, LLC
By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer

GEVO DEVELOPMENT, LLC
By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer

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REQUISITE HOLDER AND SOLE HOLDER:
WB GEVO, LTD.
By:	/s/ Mark Strefling
Name:	Mark Strefling
Title:	General Counsel & Chief Operating Officer
Whitebox Advisors LLC

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TRUSTEE:
WILMINGTON SAVINGS FUND SOCIETY, FSB as Trustee
By:	/s/ Jason B. Hill
Name:	Jason B. Hill
Title:	Assistant Vice President

COLLATERAL TRUSTEE:
WILMINGTON SAVINGS FUND SOCIETY, FSB as Collateral Trustee
By:	/s/ Jason B. Hill
Name:	Jason B. Hill
Title:	Assistant Vice President

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